Exhibit 9

May 10. 2013

VIA SEDAR

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Securities Commission of Newfoundland and Labrador

The Toronto Stock Exchange

Denison Mines Corp.—Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual and special meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Denison Mines Corp. (the “Corporation”) held on May 9, 2013. The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1: Election of Directors

The eight nominees set forth in the Corporation’s 2013 Management Proxy Circular dated March 20, 2013 (the “Circular”) were elected as directors of the Corporation by majority vote cast. The matter was voted upon by ballot at the Meeting and the outcome of voting was as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Eun Ho Cheong	159,869,942	98.13	3,044,875	1.87
John H. Craig	153,539,453	94.25	9,375,365	5.75
W. Robert Dengler	159,334,941	97.80	3,579,877	2.20
Brian D. Edgar	157,289,566	96.55	5,625,251	3.45
Ron F. Hochstein	158,941,573	97.56	3,973,244	2.44
Lukas H. Lundin	156,908,942	96.31	6,005,875	3.69
William A. Rand	156,411,765	96.01	6,503,052	3.99
Catherine Stefan	161,062,847	98.86	1,851,970	1.14

Item 2: Appointment of Auditors

By majority vote cast, PricewaterhouseCoopers LLP was appointed auditor of the Corporation to hold office until the close of the next annual meeting of shareholders or until its successor is appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditor. Shareholders present in person or represented by proxy at the meeting voted as follows:

Votes For	% For	Votes Withheld	% Withheld
217,530,788	98.98	2,231,156	1.02

Item 3: Confirmation of By-Law Amendment

By majority vote cast, the By-Law Amendment, the full text of which is set forth on page 13 of the Circular, approving an amendment to the Corporation’s by-laws to add an advance notice requirement for the nomination of directors by shareholders in certain circumstances was approved. Shareholders present in person or represented by proxy at the meeting voted as follows:

Votes For	% For	Votes Against	% Against
161,629,537	99.21	1,285,031	0.79

Item 4: Approval of Stock Option Plan Amendment

By majority vote cast, the Stock Option Plan Amendment, the full text of which is set forth on pages 14 and 15 of the Circular, approving certain amendments to the Corporation’s Stock Option Plan was approved. The matter was voted upon by ballot at the Meeting and the outcome of voting was as follows:

Votes For	% For	Votes Against	% Against
140,052,870	85.97	22,861,947	14.03

DENISON MINES CORP.

By:	(signed) Sheila Colman
Sheila Colman
Canadian Counsel & Corporate Secretary

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